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                            December 12, 2022

       Raymond Lopez
       EVP, Chief Operating Officer, Chief Financial Officer and Treasurer Bluegreen Vacations Holding Corporation
       4960 Conference Way North, Suite 100
       Boca Raton, FL 33431

                                                        Re: Bluegreen Vacations
Holding Corp
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 4, 2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            Filed November 3,
2022
                                                            File No. 001-09071

       Dear Raymond Lopez:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 29

   1.                                                   We note your updated
disclosures within Use of Estimates on page 10 and your
                                                        Cautionary Note
Regarding Forward-Looking Statements on page 29 which highlight some potential risks
related to the adverse impact of economic conditions including, among other things,
impacts from rising interest rates. Please revise your discussion to specifically describe
how increased interest rates impact your results of operations, including:
                                                            Expected changes to
your product mix, including specific challenges or opportunities a rising interest
rate environment presents in the near-term to certain segments or product lines, and
the impact ongoing supply chain challenges or disruptions may
 Raymond Lopez
Bluegreen Vacations Holding Corporation
December 12, 2022
Page 2
              have on your ability to make these changes;
                Expected decreases in sales volumes given consumer   s
increased cost of financing;
                Changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases;
                Adjustments to your planned capital expenditures;
                Expected impacts to your short-term funding costs; and The impact on liquidity resulting from your variable-rate debt outstanding.
2. We note your disclosure throughout your filing about rising interest rates and inflation.
         Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the rising interest rates and inflation. Trends or uncertainties may include the impact of interest rates and inflation on cost of sales, gross profit, and inventory as well as decrease in demand for
         VOIs, and increase in default and delinquency rates.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameRaymond Lopez                      Sincerely,
Comapany NameBluegreen Vacations Holding Corporation
                                                     Division of Corporation
Finance
December 12, 2022 Page 2                             Office of Real Estate &
Construction
FirstName LastName